Exhibit (h)(3)(ii)

April 30, 2023

Natixis Funds Trust I

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Mirova US LLC (“Mirova US”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below through April 30, 2024 in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
May 1, 2023 through April 30, 2024:

Mirova Global Green Bond Fund[1]	0.90% for Class A shares
0.60% for Class N shares
0.65% for Class Y shares

Mirova Global Sustainable Equity Fund[1]	1.20% for Class A shares
1.95% for Class C shares
0.90% for Class N shares
1.20% for Class T shares
0.95% for Class Y shares

Mirova International Sustainable Equity Fund[1]	1.20% for Class A shares
0.90% for Class N shares
0.95% for Class Y shares

Mirova U.S. Sustainable Equity Fund[1]	1.05% for Class A shares
1.80% for Class C shares
0.75% for Class N shares
0.80% for Class Y shares

[1]

Natixis Advisors, LLC (“Natixis Advisors”) will bear a portion of the waiver/reimbursement. The Natixis Advisors portion of the waiver/reimbursement will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by Mirova US.

With respect to each Fund, subject to applicable legal requirements, Mirova US shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below both 1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and 2) the class’ current applicable expense limitation, provided, however, that a Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Mirova US LLC

By:	/s/ Ritesh Shah
Name:	Ritesh Shah
Title:	Chief Executive Officer

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